EXHIBIT 77H

For RiverSource U.S. Government Mortgage Fund:

During the six-month period ended May 31, 2007, the Fund served as an underlying investment of affiliated funds-of-funds. RiverSource Income Builder funds, Ameriprise Financial, Inc. and RiverSource Life Insurance Company, through their initial capital investments were owners of record of more than 25% of the outstanding shares of the Fund.